Filed Pursuant to Rule 424(b)(3)

Registration No. 333-256598

STRATEGIC STORAGE TRUST VI, INC.

SUPPLEMENT NO. 4 DATED JUNE 22, 2023

TO THE PROSPECTUS DATED APRIL 18, 2023

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust VI, Inc. dated April 18, 2023, Supplement No. 1 dated April 19, 2023, Supplement No. 2 dated May 3, 2023, and Supplement No. 3 dated May 18, 2023. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•
the status of our public offering;
•
our acquisition of six self storage facilities located in the Greater Toronto Area, Ontario, Canada and Hamilton, Ontario, Canada; and
•
an update regarding our debt.

Our Offering

Pursuant to our private offering, which terminated on March 17, 2022, we sold approximately $100.7 million in Class P shares, or approximately 10.6 million Class P shares. On March 17, 2022, our public offering was declared effective. As of June 16, 2023, we had sold approximately 2.3 million Class A shares, 4.1 million Class T shares, and 0.5 million Class W shares for gross offering proceeds of approximately $68.7 million in our public offering. As of June 16, 2023, approximately $1.0 billion in shares remained available for sale in our public offering, including shares available pursuant to our distribution reinvestment plan

Acquisition of Ontario Portfolio

On June 19, 2023, we, through certain wholly-owned subsidiaries of our operating partnership, acquired a portfolio of six self storage facilities located in the Greater Toronto Area, Ontario, Canada and Hamilton, Ontario, Canada (the “Ontario Portfolio”) from an unaffiliated third party. The following table provides a summary of the six self storage facilities in the Ontario Portfolio:

Property	Address	Purchase Price(1) (CAD)	Approx. Sq. Ft. (net)	Approx. Units(2)
Cityview	411 Cityview Blvd., Vaughan, Ontario, Canada	$37,000,000	105,300	1,155
Esandar	19 Esandar Dr., Toronto, Ontario, Canada	$50,000,000	118,400	1,235
Lakeshore	1230 Lakeshore Rd. East, Mississauga, Ontario, Canada	$41,000,000	84,100	860
Sheridan	2068 S. Sheridan Way, Mississauga, Ontario, Canada	$45,800,000	120,200	1,240
Sanford	24-60 Sanford Ave. N., Hamilton, Ontario, Canada	$12,200,000	38,800	450
Appleby	1770 Appleby Line, Burlington, Ontario, Canada	$26,000,000	56,800	555
TOTAL		$212,000,000	523,600	5,495

(1)
Represents the agreed upon allocation of the purchase price, as set forth in the purchase agreement for the Ontario Portfolio.
(2)
Includes all rentable units, consisting of storage units and parking units (approximately 85 units).

The aggregate purchase price for the Ontario Portfolio was approximately CAD $212.0 million, plus closing costs and an acquisition fee of approximately $1.6 million to our Advisor, which was funded by proceeds from our public offering, the issuance of shares of our Series B Convertible Preferred Stock, the First National - Edmonton Loan (described below), the SmartStop Bridge Loan (described below), and the National Bank of Canada — Ontario Loan (described below).

Update Regarding our Debt

SmartStop Bridge Loan

On June 15, 2023, in connection with the acquisition of the Ontario Portfolio, we, through a wholly-owned subsidiary of our operating partnership (the “Bridge Loan Borrower”), entered into a bridge loan agreement (the “SmartStop Bridge Loan Agreement”) with SmartStop OP for $15.0 million (the “SmartStop Bridge Loan”). The obligations of the Bridge Loan Borrower under the SmartStop Bridge Loan Agreement are unsecured. The proceeds of the SmartStop Bridge Loan were used to partially fund the acquisition of the Ontario Portfolio.

Pursuant to the SmartStop Bridge Loan Agreement, the amounts outstanding under the SmartStop Bridge Loan bear a floating rate equal to the Secured Overnight Financing Rate (“SOFR”) plus 3.00%. As of June 15, 2023, the interest rate on the SmartStop Bridge Loan was 8.06%. The SmartStop Bridge Loan has an initial maturity date of December 31, 2023, which may be extended until December 31, 2024 at the option of the Bridge Loan Borrower upon payment of an extension fee equal to $37,500 and an increase to the interest rate of 1.00%. Payments under the SmartStop Bridge Loan are interest-only and payable monthly. The SmartStop Bridge Loan may be prepaid either in whole or in part, at any time, without penalty or premium.

The SmartStop Bridge Loan contains customary affirmative and negative covenants, agreements, representations, warranties and borrowing conditions, and events of default.

National Bank of Canada — Ontario Loan

On June 15, 2023, in connection with the acquisition of the Ontario Portfolio, we, through certain wholly-owned subsidiaries of our operating partnership, entered into a CAD $127.2 million financing with National Bank of Canada (the “National Bank of Canada — Ontario Loan”). The National Bank of Canada — Ontario Loan is secured by first mortgage on each of the six properties that comprise the Ontario Portfolio. The proceeds of the National Bank of Canada — Ontario Loan were used to partially fund the acquisition of the Ontario Portfolio.

Pursuant to the loan agreement for the National Bank of Canada — Ontario Loan (the “National Bank of Canada Ontario Loan Agreement”), the amounts outstanding under the National Bank of Canada — Ontario Loan bear a floating rate equal to the one-month Canadian Dollar Offered Rate (“CDOR”), plus 2.6%. In addition, we entered into an interest rate swap agreement with a notional amount of CAD $127.2 million, whereby the CDOR is fixed at 4.73%. The National Bank of Canada — Ontario Loan has an initial term of two years and an initial maturity date of June 15, 2025. Payments under the National Bank of Canada — Ontario Loan are interest-only for the first year and payable monthly, and payments of principal and interest, calculated using a 25-year amortization, are due monthly thereafter. In addition, we serve as a full recourse guarantor with respect to the National Bank of Canada — Ontario Loan for up to CAD $137.2 million.

The National Bank of Canada Ontario Loan Agreement contains an interest reserve requirement and a modified debt service coverage ratio covenant applicable to the Borrowers whereby the collateral properties must, in general, have a modified debt service coverage ratio of not less than 1.30 to 1.00. The National Bank of Canada

Ontario Loan Agreement also contains customary affirmative, negative and financial covenants, agreements, representations, warranties and borrowing conditions, and events of default.

First National — Edmonton Loan

On May 19, 2023, we, through a wholly-owned subsidiary of our operating partnership, entered into a term loan with First National Financial LP (the “First National — Edmonton Loan”) for approximately CAD $8.8 million. The First National — Edmonton Loan is secured by a deed of trust on the Edmonton Property. The proceeds of the First National — Edmonton Loan were used to partially fund the acquisition of the Ontario Portfolio.

Pursuant to the terms of the loan agreement for the First National — Edmonton Loan (the “First National Edmonton Loan Agreement”), the amounts outstanding under the First National — Edmonton Loan bear a floating rate equal to the Royal Bank of Canada Prime Rate, plus 1.90%. As of June 15, 2023, the interest rate on the First National — Edmonton Loan was 8.85%. The First National — Edmonton Loan has an initial term of two years and an initial maturity date of May 18, 2025. Payments under the First National — Edmonton Loan are interest-only and payable monthly.

The loan may be prepaid in whole, but not in part, at any time, subject to certain conditions as set forth in the First National Edmonton Loan Agreement. The loan documents contain: agreements; representations; warranties and borrowing conditions; reserve requirements and events of default all as set forth in such loan documents. In addition, and pursuant to the terms of the limited recourse guaranty, we serve as a full recourse guarantor with respect to the First National - Edmonton Loan.